中概股掘金：富岭环球拟扩展中国市场 进一步整合中美自动化生产格局

2016-04-14 19:01:23 来源： 同花顺财经

随着私有化大潮的迎来，中概股越来越受到国内资本市场的关注，同花顺（300033）财经2016年推出“掘金中概股”，通过高管访谈，了解企业发展状况，剖析企业发展战略，掘金中概股。

专访富岭环球首席执行官 胡新福

同花顺财经：2015年公司产品售价下调，是出于什么原因？今年是否会保持现有水平？在售价普遍下调的情况下，营收和净盈余达到了公司历史上最高水平，公司做了哪些努力？

胡新福：公司原材料主要是塑料，受国际原油价格影响较大。2015年国际原油价格下跌，公司成本降低，所以在产品售价上也做出了相应的调整。2015财年总营收9130万美元，增长810万美元(10%)，总销量32,776吨，增长7,563吨(30%)。降价带来了销售总量的增长，公司方面也进行了技术改造，提高了生产效率，同时降低了劳动力成本和能耗成本。

同花顺财经：据悉，公司上市后将重点扩大服务器皿的生产能力，目前该业务生产能力如何？公司目标提高到什么程度？有什么具体的对策？

胡新福：目前器皿业务主要包括杯子和托盘，2015财年实现营收2090万美元，同比下降8%，毛利率41%，是现有产品中毛利最高的。今年公司计划生产高技术纸杯，目前生产机器已到位。公司目标今年器皿业务增一倍，但具体还是要看市场反应。

同花顺财经：今年规划的项目中有一项是一次性类纸杯和高品质印刷纸项目，是这个高科技纸杯吗？和普通纸杯有什么区别？其他规划项目还有开发 CPET、PET 发泡技术，主要用于什么方面？三个项目分别什么时候可投产？

胡新福：对，是这个纸杯项目。这个高科技纸杯产品主要在印刷纸的工艺上进行了改进，同时在纸浆等方面要求更高。出口国外，在制作工艺上符合欧美市场标准，预计今年可实现量产。

CPET、PET 材料主要用于开发可回收型耐高温塑料杯和塑料托盘，目标客户是航空公司。现行的飞机餐盒主要使用铝箔类材料，据目前一些研究发现，使用铝箔可能对人体存在潜在的危害，同时根据相关信息，到 2018 年可能会率先在航空领域禁止使用。

同花顺财经：您曾表示“研发是公司竞争力必不可少的一部分，也是富岭长期成功的关键所在”，您具体怎么看待研发对公司发展的重要性？公司每年的研发费用大概有多少？主要用于哪些方面？

胡新福：富岭属于传统制造业企业，像这样的企业要谋求发展只能从降低生产成本和产品创新两个方向发展。从成本来看，富岭主要是要降低人工劳动成本，这就要求我们向自动化升级，当前我们建立了专业团队专注于自动化生产系统的开发。从产品来看，要求更环保，对技术也要求轻量化。从材料到产品到技术，都需要进一步研发。

富岭每年研发投入占销售额的 3%，占总成本 5%左右，主要用于材料、产品、自动化、设备等方面。

同花顺财经：公司 90%以上的产品销往美国，而国内市场仅限于供应 KFC。未来会不会加大对本土市场的开拓？公司如何平衡各个市场之间的关系？

胡新福：以前富岭主要做刀叉类产品，所以将主要发展区域定位在北美这些市场，现在我们也做其他产品，而且重点要扩大容器产品的生产能力，这就不再局限我们的市场空间了，未来主要紧盯北美和中国市场。

今年公司计划以北美为主，同时拓展国内业务，实现国内市场的局部成长。我们希望通过和国内一些连锁快餐、大型超市等企业的合作，同时利用电商平台达到这个效果。

同花顺财经：公司主要业务都在美国，而且在美国也有工厂，为什么会考虑在温岭买地建厂房？和在美国建厂房相比，它的优势在哪里？

胡新福：公司主要是从产品生产布局上来考虑，到美国生产的产品必须具备两个条件，一个是有常年稳定的订单，一个是单一的产品类型，因为在美国建厂要求更高的自动化来减轻生产成本，要依托高度自动化流水线来生产。

从目前情况来看，刀叉等产品还需要人工进行辅助，所以在国内生产更有利。公司主要根据产品的实际情况，确定生产地址，中美形成良好的产业互补，提高企业竞争力。新工厂将采用更加自动化的设备，降低成本，形成高质量、高效率的生产规模，进而实现高增长。

同花顺财经：现在这个新工厂的进展如何？预计什么时候完工投产？

胡新福：目前 200 亩土地已经完成购买，建成后的产能会是目前的两倍。计划分两期建设，第一期将在今年年底前建成 5000 多平方米厂房，明年 2 月份建成投产；第二期预计 2019 年 2 月份完成。一期建成以后，可以保证产能持续输出，全部完成后有望实现未来 5 年 20%的增长目标。

同花顺财经：新工厂的自动化水平更高，是不是意味着将以自动化生产为主？自动化到什么程度？主要生产什么产品？

胡新福：目前公司自动化主要体现在一台机器配一个工人，我们更加自动化的目标就是几台机器配一个工人，通过生产器械的更新来实现生产效率的提高，同时降低人力成本。新工厂主要生产刀叉、吸管、容器以及高科技纸杯，目前纸杯生产器械已到位。

同花顺财经：据了解，阿伦敦工厂于去年 6 月份开始量产，去年效益怎么样？目前产能利用率如何？预计什么时候实现盈利？

胡新福：阿伦敦工厂总计划 12 条生产线，目前有 10 台机器就位，还有 2 台机器将在 4 月中旬到位。去年这个工厂亏损 100 多万美元，主要是因为前期投入过大，预计今年就可以盈利。

同花顺财经：您认为公司在欧美市场的竞争优势有哪些？

胡新福：富岭进入市场的初期就定位在高起点，优先切入主流市场。因为从行业特性来讲，高起点进入更容易打开市场，这也是我们和其他国外中资企业不同的一点。当前富岭在美国市场的地位可以说处于前列，很难找到代替企业。

另外，富岭主要供应包括赛百味、汉堡王、温迪等在内的美国五大快餐企业和连锁超市巨头沃尔玛。富岭在市场上占据了至高点，有利于其他行业业务的开展。除了这些大企业客户，公司还向下发展了批发市场，并成立了专门服务于批发商的子公司。目前，在美国主要城市尤其是东部城市已建立数十家终端客户，这些批发商客户每年可为公司提供 3-4 千万营收。

此外，公司在美国拥有自己的工厂，开创了全新的商业模式，将中美两个生产基地有效整合，形成中美双线发展、单独作业的发展格局。